

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

> **Re: CANNAPOWDER, INC.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 28, 2018**
> **File No. 333-228741**

Dear Mr. Carmel:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A Filed December 28, 2018

Executive Compensation, page 37

1. Please update Executive Compensation information for the most recent fiscal year end. Refer to Regulation S-K, Compliance and Disclosure Interpretation Question 117.05 for guidance.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Lawrence R. Lonergan, Esq.